

10036139

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32709

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Beacon Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3603 North Hastings Way
(No. and Street)

Eau Claire (City) WI (State) 54703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reilly, Penner & Benton, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. Mayfair Rd, Suite 302 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 09 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, James Hintz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Beacon Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



STATE OF WISCONSIN
SYLVIA R.
HINTZ
NOTARY PUBLIC

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

AUDITED FINANCIAL STATEMENTS
Four Month Period Ended December 31, 2009

TABLE OF CONTENTS



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

INDEPENDENT AUDITORS' REPORT

Board of Directors
American Beacon Partners, Inc.
Eau Claire, Wisconsin

We have audited the accompanying balance sheet of American Beacon Partners, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows for the four month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Beacon Partners, Inc at December 31, 2009 and the results of its operations and its cash flows for the four month period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reilly, Penner & Benton LLP

February 16, 2010
Milwaukee, Wisconsin

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Balance Sheet
December 31, 2009

ASSETS

Current Assets:		
Cash	$	129,080
Marketable securities		19,730
Prepaid expenses		677
Total current assets		149,487
Property and Equipment:		
Furniture and equipment		23,462
Accumulated depreciation		(15,496)
Net book value		7,966
Other Assets		1,755
Total assets	$	159,208

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts payable	$	28,554
Commissions payable		10,429
Accrued payroll taxes		405
Total current liabilities		39,388
Stockholder's Equity:		
Common stock		5,000
Additional paid in capital		116,600
Retained earnings		(1,780)
Total stockholder's equity		119,820
Total liabilities and stockholder's equity	$	159,208

The accompanying notes to financial statements
are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Income
Four Month Period Ending December 31, 2009

Income:		
Commission income	$	357,671
Administrative income		36,439
Other income		74
Total income		394,184
Expenses:		
Commissions		271,273
Payroll and related items		12,043
Regulation fees		4,992
Professional fees		53,778
Occupancy		9,269
Selling and administrative		18,860
Equipment rental, lease and repair		2,540
Travel and entertainment		12,928
Insurance		7,378
Technology		3,420
Automobile		1,947
Miscellaneous		701
Total expenses		399,129
Operating loss		(4,945)
Other Income and expense;		
Marketable securities expense		2,335
Net loss	$	(7,280)

The accompanying notes to financial statements are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Changes in Stockholder's Equity
For the Four Month Period Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, September 1, 2009	$ 5,000	$ 41,600	$ 5,500
Additional Paid-in-Capital	-	75,000	-
Net loss	-	-	(7,280)
Balance, December 31, 2009	$ 5,000	$ 116,600	$ (1,780)

The accompanying notes to financial statements are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Statement of Cash Flows
Four Month Period Ending December 31, 2009

Cash Flows from Operating Activities:		
Net loss	$	(7,280)
Depreciation and amortization		186
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		6,233
Accounts payable		(270)
Commissions payable		429
Accrued payroll taxes		292
Net cash used by operating activities		(410)
Cash Flows from Investing Activities:		
Net sales of marketable securities		2,335
Cash Flows from Financing Activities:		
Additions to paid in capital		75,000
Increase in cash and equivalents		76,925
Cash and equivalents, beginning of year		52,155
Cash and equivalents, end of year	$	129,080

The accompanying notes to financial statements are an integral part of these statements.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Notes to Financial Statements
December 31, 2009

1. Summary of Significant Accounting Policies

Business Activity

American Beacon Partners, Inc. (the "Company"), was formed in Wisconsin in 1984. During the four month period ending December 31, 2009, the Company merged with a Canadian company and changed its name (formally Pavek Investments, Inc.) by filing with the State of Wisconsin Department of Financial Institutions. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the selling of securities for a commission. The Company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

Cash

Cash consists of the Company's checking accounts.

Commission Income

The Company recognizes revenue at the time payment is received. Transactions involving registered traded securities are processed though a clearing broker-dealer and commissions are recorded on a trade date basis.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method for financial reporting purposes and on the accelerated method for income tax purposes. Major expenditures for property and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Advertising

Advertising costs are charged to operations when incurred. Advertising expense was $254 for the year ended December 31, 2009.

Impairment on Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses. Management believes there has been no impairment of long-lived assets as of December 31, 2009.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Investments

In accordance with Generally Accepted Accounting Procedures, investments in marketable securities with readily determinable fair value and all investments in debt securities are valued at their fair value in the Statement of Financial Position. Unrealized gains and losses are included in the change of net assets.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets, e.g. NYSE, NASDAQ, etc. for securities identical to those to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets; and inputs derived from observable market data by correlation or other means.

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. Examples would include limited partnership interests, closely held stock, etc.

Subsequent Events

Management has evaluated all subsequent events through February 16, 2010 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital and required net capital were $97,962 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was 0.40 to 1.

3. Common Stock

The authorized, issued and outstanding shares of capital stock at December 31, 2009 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Notes to Financial Statements
December 31, 2009
(Continued)

5. Income Taxes

The Company records deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109, which uses the liability method in determining deferred taxes. There was no federal or Wisconsin income tax liability for the four month period ended December 31, 2009.

Effective January 1, 2009 the Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosure required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal informational return examinations for years ending through December 31, 2005.

7. Investments

Investments as are summarized as follows:

	December 31, 2009
Marketable Securities	$ 19,730

All of the Company's investments are reported at fair value using Level 1 inputs described in note 1.

8. Property Lease

The Company occupies buildings in Eau Claire, Wisconsin. Rent for the four month period ended December 31, 2009 was $9,138.

Required lease payments are as follows:

Year Ended December 31,	
2010	$ 27,414
2011	27,414
2012	11,423
Total	$ 66,251

9. Other Leases

The Company leases equipment under non-cancelable operating leases. Total costs for such leases was $2,193 for the four month period ended December 31, 2009. The future minimum lease payments for the lease are as follows:

Year Ended December 31,		
2010	$	5,817
2011		2,325
2012		2,033
2013		339
Total	$	10,514

10. Concentrations

The Company maintains its cash balances at two financial institutions. The balance is insured by the Federal Deposit Insurance Corporations (FDIC) at each institution up to $250,000. From time to time, the total balance at any institution may exceed $250,000.

11. Litigation

The Company has retained legal council regarding three unresolved arbitrations. As of February 9, 2010, legal council has motioned to dismiss one dispute and is unable to formulate an opinion on the other two arbitrations concerning the likelihood of an unfavorable outcome of litigation, claims, and assessments or the amount or range of potential loss, because of inherent uncertainties. An unfavorable outcome in these arbitrations could result in material damages. However, one of the arbitrations is covered under an Errors and Omissions insurance policy. In the event that an unfavorable outcome results, the Company would seek indemnification under that policy for amounts that exceed the indemnity deductible.

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

Computation of Aggregated Indebtedness and Net Capital Under Rule 15c3-1
December 31, 2009

Aggregate Indebtedness		
Accrued expenses	$	39,388
Total Aggregate Indebtedness	$	39,388
Minimum required net capital (6 2/3% of aggregate indebtedness)	$	2,626
Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	119,820
Deductions:		
Non-allowable prepaids		(677)
Other assets		(1,755)
Net property and equipment		(7,966)
Net capital before haircuts on securities positions		109,422
Haircuts on securities:		
Other securities		(11,460)
Net Capital		97,962
Net capital requirement (minimum)		5,000
Capital in excess of minimum requirement	$	92,962
Ratio of aggregate indebtedness to net capital		0.4 to 1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report:	$	97,962

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

American Beacon Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

American Beacon Partners, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Richard A. Raymaker
Steven C. Barney
Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen



Reilly, Penner & Benton LLP
Certified Public Accountants & Consultants

Celebrating Over 100 Years of Client Service

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

Board of Directors
American Beacon Partners, Inc.
Eau Claire, Wisconsin

In planning and performing our audit of the financial statements of American Beacon Partners, Inc, Inc, as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Beacon Partners, Inc Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Milwaukee, Wisconsin Madison, Wisconsin McFarland, Wisconsin Sun Prairie, Wisconsin

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

February 16, 2010
Milwaukee, Wisconsin

AMERICAN BEACON PARTNERS, INC.
Eau Claire, Wisconsin

FINANCIAL STATEMENTS
Four Month Period Ended December 31, 2009